Exhibit 99.1
For Release 7:31 a.m. Eastern Time, May 10, 2006
CUMULUS MEDIA INC. ANNOUNCES INTENTION TO INITIATE
DUTCH AUCTION TENDER OFFER TO REPURCHASE UP TO
11.5 MILLION SHARES OF ITS CLASS A COMMON STOCK
Cumulus Will Additionally Repurchase up to 5.0 Million Shares
of its Class B Common Stock from Affiliates of Bank of America Corporation at the Tender Offer Purchase Price
     Atlanta, Georgia — May 10, 2006 — Cumulus Media Inc. (NASDAQ: CMLS) announced today that its Board of Directors has approved a modified “Dutch auction” tender offer in which the Company will offer to purchase up to 11.5 million shares of its Class A Common Stock at a price not less than $11.00 nor greater than $12.50 per share.
     The number of shares of Class A Common Stock proposed to be repurchased in the tender offer represents approximately 24.1% of the total number of shares of Class A Common Stock outstanding. The high end of the Dutch auction price range represents approximately an 8.1% premium to the May 9, 2006 closing price for the Class A Common Stock of $11.56 per share. Cumulus expects that it will commence the tender offer during the week of May 15, 2006, and it will keep the tender offer open for at least 20 business days after commencement.
     “We believe that Cumulus stock represents an attractive investment opportunity and this transaction is another step toward our long-term goal of maximizing stockholder value,” said Lewis W. Dickey, Jr., Chairman, President and Chief Executive Officer of Cumulus. “This tender offer also serves as an efficient mechanism for us to return cash to those stockholders electing to participate at a premium over recent trading prices without the usual costs associated with open-market transactions.”
     The tender offer will be subject to the terms and conditions described in an offer to purchase and a letter of transmittal to be filed with the Securities and Exchange Commission, including the valid tender of at least 2.875 million shares of Class A Common Stock. Under the terms of the modified Dutch auction tender offer, based on the number of shares of Class A Common Stock tendered and the prices specified by the tendering stockholders, Cumulus will determine the lowest per share price within the range that will enable it to buy at least 2.875 million shares and up to 11.5 million shares of Class A Common Stock. All shares of Class A Common Stock purchased in the tender offer will be purchased at the same determined price per share regardless of whether the stockholder tendered at a lower price. The tender offer also will be subject to a number of other important conditions, including the receipt by us of financing in an amount sufficient to purchase the shares accepted in the tender offer and the shares of Class B Common Stock to be purchased pursuant to the stock purchase agreement described below, and to pay related fees and expenses. All of the terms and conditions of the tender offer will be described in the offer to purchase and letter of transmittal that will be distributed to the Company’s stockholders when the tender offer is commenced.
     Cumulus also announced that it has entered into a definitive agreement to purchase shares of Class B Common Stock from Banc of America Capital Investors SBIC, L.P. (“BACI”) and BA Capital Company, L.P. (“BA Capital”), which, together, own 840,250 shares of Class A Common Stock and 11,630,759 shares of Class B Common Stock. BACI and BA Capital are affiliates of Bank of America Corporation, and also are affiliated with Robert H. Sheridan, III, a member of the Cumulus Board. The agreement provides that Cumulus will purchase from

BACI and BA Capital 4.5 million shares of Class B Common Stock at the price per share that Cumulus ultimately pays for the shares of Class A Common Stock in the tender offer. BACI and BA Capital have the option to sell up to an additional 500,000 shares of Class B Common Stock at the same per share price, so long as the aggregate purchase price paid by Cumulus for the shares of Class A Common Stock and Class B Common Stock in the tender offer and pursuant to the agreement does not exceed $200.0 million. As part of the agreement, these entities have agreed not to tender any of their shares in the tender offer. Consummation of the purchase is conditioned on the prior completion of the tender offer, and is scheduled to occur eleven business days following completion of the tender offer.
     Commenting on the purchase agreement with BACI and BA Capital, Mr. Sheridan said, “Bank of America’s agreement to sell a portion of its Class B shares at a price to be determined by the Cumulus stockholders in the tender offer should help ensure the share repurchase is successful. We have been stockholders in Cumulus since its formation, and this transaction provides us with an opportunity to achieve liquidity on a portion of our investment. Our expected continued holdings of Cumulus stock after these transactions are complete reflects our continued confidence in the Cumulus management team and its long-term prospects.”
     The Company’s executive officers and directors have advised the Company that they do not intend to participate in the tender offer.
     The dealer managers for the tender offer will be Banc of America Securities LLC and UBS Securities LLC, and the information agent for the tender offer will be MacKenzie Partners, Inc. Banc of America Securities LLC is an affiliate of each of BACI, BA Capital and Bank of America Corporation.
     Neither Cumulus nor its Board of Directors, nor the dealer managers or information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase to Cumulus.
     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of any class of the Company’s common stock. Cumulus has not yet commenced the tender offer described herein. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of shares of common stock. The solicitation of offers to buy shares of Cumulus common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s website at www.sec.gov or from the information agent, MacKenzie Partners, Inc., by calling (800) 322-2885 or (212) 929-5500, or by email at proxy@mackenziepartners.com. Stockholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

For additional information, contact:	Marty Gausvik, Cumulus Media Inc. (404) 949-0700.